SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         -------------------------------
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                         -------------------------------
                         DYNAMICS CORPORATION OF AMERICA
                            (Name of Subject Company)

                                 WHX CORPORATION
                              SB ACQUISITION CORP.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   268039 10 4
                      (CUSIP Number of Class of Securities)

                                MR. RONALD LABOW
                              CHAIRMAN OF THE BOARD
                                 WHX CORPORATION
                              110 EAST 59TH STREET
                               NEW YORK, NY 10022
                            TELEPHONE: (212) 355-5200

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                                 with a copy to:

                               ILAN K. REICH, ESQ.
                     OLSHAN GRUNDMAN FROME & ROSENZWEIG LLP
                                 505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 753-7200
                         -------------------------------
                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
  TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE**
    $25,960,000.00                                            $5,192.00
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of up to 649,000 shares of Common Stock, par value $.10 per share (the "Shares") of Dynamics Corporation of America (the "Company") at a price of $40 per Share, net to the seller in cash, without interest thereon.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by SB Acquisition Corp. for such number of Shares.

/ /* Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                     Not applicable
Form or Registration No.:                   Not applicable
Filing Party:                               Not applicable
Date Filed:                                 Not applicable

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  WHX Corporation (E.I.N.: 13-3768097)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) / /
                                                              (b) /X/
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                           WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                  / /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                                    0
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
         (7) EXCLUDES CERTAIN SHARES
                                                                  / /
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN
         ROW (7)
                  0.0%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  HC and CO
--------------------------------------------------------------------------------

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           SB ACQUISITION CORP. (E.I.N.: Applied For)
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) / /
                                                                   (b) /X/
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
                  AF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                    / /
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
--------------------------------------------------------------------------------
7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  109,600 Common Shares
--------------------------------------------------------------------------------
8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
         EXCLUDES CERTAIN SHARES                                       / /
--------------------------------------------------------------------------------
9.       PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (7)
                           2.9%
--------------------------------------------------------------------------------
10.      TYPE OF REPORTING PERSON
                  CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Dynamics Corporation of America, a New York corporation (the "Company"). The address of the Company's principal executive offices is 475 Steamboat Road, Greenwich, Connecticut 06830.

         (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by SB Acquisition Corp. ("Purchaser"), a New York corporation and a wholly owned subsidiary of WHX Corporation, a Delaware corporation ("Parent"), to purchase up to the Specific Percentage (as defined in the Offer to Purchase which is defined herein) of shares of Common Stock, par value $.10 per share (the "Shares") of the Company, including the associated Common Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of January 30, 1986, as amended on December 27, 1995 (the "Rights Agreement"), between the Company and First National Bank of Boston, as Rights Agent, at a price of $40 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 31, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). The number of Shares sought to be purchased in this Offer is subject to automatic downward adjustment in the event the Company amends the trigger under the Rights
Agreement, as described in the Offer. As of March 14, 1997, 3,815,194 Shares were outstanding. Based on publicly available information and after taking into account the 109,600 Share (approximately 2.9%) owned by Purchaser, the number of Shares to be purchased in the Offer is currently up to 649,000 (for a total of approximately 19.9%). The information set forth under "Introduction" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (c) The information set forth under "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d); (g) This Statement is being filed by Purchaser and Parent. The information set forth under "Introduction" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase and Schedules I and II thereto is incorporated herein by reference.

         (e)-(f) During the last five years, neither Purchaser, Parent nor any persons controlling Purchaser, nor, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedules I and II to the Offer to Purchase
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (a)-(b) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company," "Purpose of the Offer; The Merger Offer; Proxy Solicitation; Plans for the Company," "Certain Information Concerning the Company" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth under "Introduction" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

         (b)-(c)           Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (a)-(e) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company" and "Purpose of the Offer; The Merger Offer; Proxy Solicitation; Plans for the Company" in the Offer to Purchase is incorporated herein by reference.

         (f)-(g)           Not applicable.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth under "Introduction," and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth under "Introduction," "Purpose of the Offer; The Merger Offer; Proxy Solicitation; Plans for the Company" and "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth under "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The  information  set  forth  under  "Certain  Information   Concerning
Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 10.   ADDITIONAL INFORMATION.

         (a)      Not applicable.

         (b)-(c) The information set forth under "Introduction" and "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

         (d)-(e)           Not applicable.

         (e) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)  (1)   Offer to Purchase, dated March 31, 1997.
              (2)   Letter of Transmittal.
              (3)   Notice of Guaranteed Delivery.
              (4)   Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.
              (5)   Letter to Clients  for use by Brokers,  Dealers,  Commercial
                    Banks, Trust Companies and Other Nominees.
              (6)   Guidelines  for  Certification  of  Taxpayer  Identification
                    Number on Substitute Form W-9.
              (7)   Text of Press Release issued by WHX Corporation on March 31,
                    1997.
              (8)   Summary Advertisement being published on April 1, 1997.

         (b)      Not applicable.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

                                    SIGNATURE


         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 1997
                                          WHX CORPORATION


                                          By: /S/ STEWART E. TABIN
                                              ---------------------------
                                              Name:   Stewart E. Tabin
                                              Title:    Assistant Treasurer



                                          SB ACQUISITION CORP.


                                          By: /S/ STEWART E. TABIN
                                              ---------------------------
                                              Name:  Stewart E. Tabin
                                              Title:   Vice President

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                                                                      PAGE
--------------------------------------------------------------------------------

        (a)  (1)    Offer to Purchase, dated March 31, 1997.
             (2)    Letter of Transmittal.
             (3)    Notice of Guaranteed Delivery.

             (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

             (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

             (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

             (7) Text of Press Release issued by WHX Corporation on March 31, 1997.

             (8)    Summary Advertisement being published on April 1, 1997.
        (b)  Not applicable.
        (c)  Not applicable.
        (d)  Not applicable.
        (e)  Not applicable.
        (f)  Not applicable.